UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 6-K
_______________________
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
Date: August 12, 2021
Commission File Number: 001-37946
_______________________

Algonquin Power & Utilities Corp.
(Translation of registrant’s name into English)
_______________________
354 Davis Road
Oakville, Ontario, L6J 2X1, Canada
(Address of principal executive offices)
_______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F □    Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): □

Exhibits 99.1 and 99.2 to this Report on Form 6-K are hereby incorporated by reference into Algonquin Power & Utilities Corp.’s Registration Statements on Forms F-3 (File Nos. 333-220059 and 333-227246), Forms F-10 (File Nos. 333-216616, 333-227245 and 333-236975) and Forms S-8 (File Nos. 333-177418, 333-213648, 333-213650, 333-218810, 333-232012 and 333-238961).

EXHIBIT INDEX
The following exhibits are filed as part of this Form 6-K:

Exhibit	Description
99.1	Unaudited Financial Statements for the quarter ended June 30, 2021
99.2	Management's Discussion & Analysis for quarter ended June 30, 2021
99.3	Certification of Chief Executive Officer
99.4	Certification of Chief Financial Officer
99.5	Earnings Press Release for the quarter ended June 30, 2021
99.6	Q3 2021 Common Share & Preferred Dividend Press Release
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Schema Document
101.CAL	Inline XBRL Calculation Linkbase Document
101.DEF	Inline XBRL Definition Linkbase Document
101.LAB	Inline XBRL Label Linkbase Document
101.PRE	Inline XBRL Presentation Linkbase Document

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP.
(registrant)

Date: August 12, 2021	By: (signed) "Arthur Kacprzak"
Name: Arthur Kacprzak
Title: Chief Financial Officer